THE BOYAR VALUE FUND, INC.

Multiple Class Plan Pursuant to Rule l 8f-3

lass A, Class C and Class F Shares

May 7, 2002

The Boyar Value Fund, Inc. (the "Fund") will have three classes of shares, Class A, Class C and Class F shares. Class A, Class C and Class F shares shall have the saine relative rights and privileges and shall be subject to the same fees and expenses, except as set forth below.

Except as otherwise provided herein, each class of shares issued by the Fund will be entitled to distributions, if any, calculated in the same manner and at the same time as the other class of the Fund. For purposes of this calculation, expenses will be allocated to each class of the Fund at the same time as the other class of the Fund. The Board of Directors of the Fund may determine in the future that other distribution arrangements, allocations of expenses (whether ordinary or extraordinary) or services to be provided to a class of shares are appropriate and amend this Plan accordingly without the approval of shareholders of any class. Shares of one class of the Fund may not be exchanged for shares of any other class. The currently existing shares of the Fund shall be deemed to be Class A.

Class A Shares

Class A shares are sold at net asset value and subject to the initial sales charge schedule or contingent deferred sales charge ("CDSC") and minimum purchase requirements as set forth in the Fund's prospectus. Class A shares shall be entitled to the shareholder services set forth from time to time in the Fund's prospectus with respect to Class A shares. Class A shares are subject to fees calculated as a stated percentage of the net assets attributable to Class A Shares (0.25%) under the Fund's Class A Rule 12b-l Distribution Plan. The Class A shareholders have exclusive voting rights, if any, with respect to the Class A Rule 12b-l Distribution Plan. Transfer agency fees are allocated to Class A shares on a per account basis. Class A shares shall bear the costs and expenses associated with conducting a shareholder meeting for matters relating to Class A shares.

Class B Shares

Class C shares are sold at net asset value per share without the imposition of an initial sales charge. However, Class C shares redeemed within one year of purchase will be subject to a CDSC of 1% of the lower of the shareholder's purchase price or sales price. Class C shares are sold subject to the minimum purchase requirements set forth in the Fund's prospectus. Class C shares shall be entitled to the shareholder services set forth from time to time in the Fund's prospectus with respect to Class C shares. Class C shares are subject to fees calculated as a stated percentage of the net assets attributable to Class C shares under the Class B Rule 12b-l Distribution Plan. The Class B Plan provides for a 0.75% basis point distribution fee and a 0.25% basis point service fee. The Class B shareholders have exclusive voting rights, if any, with respect to the Fund's Class B Rule l 2b- l Distribution Plan. Transfer agency fees are allocated to Class B shares on a per account basis. Class B shares shall bear the costs and expenses associated with conducting a shareholder meeting for matters relating to Class B shares.

Class F Shares

Class F shares are sold at net asset value per share without the imposition of an initial sales charge. Class F shares are not subject to a CDSC upon redemption regardless of the length of the period of time such shares are held. Class F shares are sold subject to the minimum . purchase and other requirements set forth in the Fund's prospectus. Class F shares shall be entitled to the shareholder services set forth from time to time in the Fund's prospectus with respect to Class F shares.

Class F shares are not subject to fees payable under a distribution or other plan adopted pursuant to Rule 12b-l . The Class F shareholders have exclusive voting rights, if any, with respect to the Fund's possible future adoption of a Class F Rule 12b-l Distribution Plan. Transfer agency fees are allocated to Class F shares on a per account basis. Class F shares shall bear the costs and expenses associated with conducting a shareholder meeting for matters relating to Class F shares.

Article IV. Approval by Board of Directors

This Plan shall not take effect until it has been approved by the vote of a majority of (a) all of the Directors of the Plan and (b) those of the Directors who are not "interested persons" of the Fund, as such term is defined under the Act.

Article V. Fund Expenses and Expense Limitations

Management fees, advisory fees, administration fees (if any), custody fees and other expenses related to the management of the Fund's assets ("Fund Expenses") will be allocated to all shares of the Fund by net asset value, regardless of class. Any fee waivers and expense reimbursements or limitations will be effected in accordance with positions taken by the Internal Revenue Service, which currently does not permit an investment manager or adviser (I) to waive or reimburse Class Expenses or (2) to waive or reimburse Fund Expenses to a different extent for different classes.

Article VI. Amendments

No material amendment to the Plan shall be effective unless i t is approved by the Board of Directors in the same manner as is provided for approval of this Plan in Article IV.